QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

July 20, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax (202) 772-9203

Attention: Nicholas P. Panos, Esq. and Brian V. Brenehy, Esq.

Re:	QIAGEN N.V.

Registration Statement on Form F-4

File No. 333-143791

Acceleration Request

Dear Mr. Panos and Mr. Brenehy:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, QIAGEN N.V. (the “Company”), subject to the resolution of Comment 1 in the letter dated July 12, 2007 regarding the above-captioned Registration Statement, hereby respectfully requests that the effectiveness of such Registration Statement on Form F-4 be accelerated to Monday, July 23, 2007, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Megan N. Gates, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 348-4443.

Very truly yours,

/s/ Roland Sackers

Roland Sackers

Chief Financial Officer

QIAGEN N.V.